NO ACT

PE
12-4-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13000121

January 9, 2013

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
Charles.Mulaney@skadden.com

Re: Northern Trust Corporation
Incoming letter dated December 4, 2012

Dear Mr. Mulaney:

This is in response to your letter dated December 4, 2012 concerning the shareholder proposal submitted to Northern Trust by the Massachusetts Laborers' Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201

January 9, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northern Trust Corporation
Incoming letter dated December 4, 2012

The proposal relates to lobbying and political activities.

We are unable to concur in your view that Northern Trust may exclude the proposal under rule 14a-8(d). We note that the proposal does not appear to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we do not believe that Northern Trust may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 4, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Northern Trust Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by the
Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of Northern Trust Corporation (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of the Massachusetts Laborers' Pension Fund (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), we are emailing to the Staff this letter, which includes the Proposal as submitted to the Company on October 18, 2012 including a cover letter, attached as Exhibit A. This letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

> **Resolved,** that the shareholders of Northern Trust Corporation ("Northern Trust" or "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the amount that the Company has paid or incurred on behalf of (or in opposition to) any candidate for public office; and attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words.

BACKGROUND

The Company received the Proposal accompanied by a cover letter from the Proponent, on October 17, 2012, and a letter establishing proof of beneficial ownership on November 2, 2012. A copy of the letter establishing proof of beneficial ownership is attached hereto as Exhibit B. The Company sent a letter dated October 31, 2012 (the "Deficiency Letter") to the Proponent via UPS and received confirmation of delivery on November 1, 2012. The Deficiency Letter explained that the Proposal exceeded 500 words and advised the Proponent that a corrected Proposal had to be submitted to the Company within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter and confirmation of delivery is attached hereto as Exhibit C. The Company never received a corrected Proposal from the Proponent.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(d) and 14a-8(f)(1) BECAUSE IT EXCEEDS 500 WORDS

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. Historically, the Staff has interpreted Rules 14a-8(d) and 14a-8(f)(1) strictly in permitting the exclusion of proposals that exceed the 500-word limitation, even if by only a few words. See, e.g., Amoco Corp. (January 22, 1997) (excluding a proposal with 503 words). See also Pool Corp. (February 17, 2009); Procter & Gamble Co. (July 29, 2008); and Amgen, Inc. (January 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words).

The Staff has established clear and unambiguous rules regarding the method for counting words under Rule 14a-8(d). When counting the number of words in a proposal, the Staff has indicated that hyphenated words and compound words should be counted as multiple words. See Minnesota Mining and Manufacturing Co. (February 27, 2000, affirmed on reconsideration, March 13, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained more than 500 words but would have contained less than 500 words if hyphenated words and words separated by "/" were counted as one word). The Staff also has indicated that numbers should be counted as words. See Aetna Life and Casualty Co. (January 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation"). In addition, in Intel Corporation (March 8, 2010), the Staff clarified that pursuant to Rule 14a-8(f) the Division counts "each percent symbol and dollar sign as a separate word" for purposes of determining the 500-word count. In Amgen, Inc. (January 12, 2004), the Staff affirmed that characters used to enumerate paragraphs should be counted as separate words. Finally, the Staff has stated that a website address counts as one word for purposes of the 500-word limitation. Staff Legal Bulletin No. 14 (CF) (July 13, 2001).

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 504 words. In arriving at this calculation, we followed Staff precedent and treated each dollar sign as a separate word, each hyphenated phrase or compound word as two or more words, each number as a single word (although we have not counted each digit within each number as a single word) and each letter used to enumerate a clause as a single word. Since the Proponent has not revised the

Proposal in response to the Company's timely request, the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1) because it exceeds 500 words.

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Charles W. Mulaney, Jr.

Attachments

cc: Rose Ellis
Northern Trust Corporation

Barry McAnarney
Executive Director

Jennifer O'Dell
Assistant Director LIUNA Dept. of Corporate Affairs
905 16th Street, NW
Washington, D.C. 20006

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

October 17, 2012

Via Facsimile
312-630-1596

Ms. Rose Ellis
Corporate Secretary
Northern Trust Corporation
50 S. LaSalle Street
Chicago, IL 60603

Dear Ms. Ellis:

On behalf of the Massachusettes Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Northern Trust Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 13,250 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry McArnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved, that the shareholders of Northern Trust Corporation ("Northern Trust" or "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the amounts that the Company has paid or incurred in connection with influencing legislation; participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; and attempting to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda.

The report should include (a) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities and (b) the portions of any dues or other payments that are made to a tax-exempt organization for an expenditure or contribution that, if made directly by the Company, would not be deductable under section 162(e)(1) of the Internal Revenue Code. The report should identify each recipient, the amount paid to each, and the purpose of any contribution or expenditure.

Stockholder Supporting Statement

As long-term shareholders of Northern Trust, we support transparency and accountability in corporate spending on lobbying and political activities. The expenditures upon which we seek a report are those that Congress has said do not warrant a deduction as an ordinary and necessary business expense, namely, lobbying, participation in the political system by supporting or opposing candidates for office, and trying to influence the general public or segment thereof as to elections, legislative matters or referenda. This includes payments to third parties, including trade associations and other tax-exempt groups, which payments are used for expenditures that would not be deductible if made by the company itself.

Disclosure is consistent with public policy and we believe, in the best interest of the company and its shareholders. The Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value. Moreover, publicly available data does not provide a complete picture of the Company's lobbying or political expenditures. Thus the Company's payments to trade associations for these purposes are undisclosed and unknown, as are any payments to tax-exempt groups that work to influence legislation and political campaigns, as well as public opinion that could affect legislation or elections.

The sums involved can be significant. A 2010 *Bloomberg* story reported that several health insurers donated $86.2 million to the U.S. Chamber of Commerce in 2009-10 for advertisements, polling and grassroots events to drum up opposition to health care reform legislation. A former Federal Election Commission chairman described this figure as "breathtaking".

We believe that shareholders need improved disclosure in order to fully evaluate the use of corporate assets on these activities. Thus, we urge you to vote FOR this critical governance reform.

Exhibit B



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6696

www.statestreet.com

Sent Via Fax 312-630-1596

November 1, 2012

Ms. Rose Ellis
Corporate Secretary
Northern Trust Corporation
50 S. LaSalle Street
Chicago, IL 60603

Re: Certification of Shareholding in **Northern Trust Corporation <cusip 665859104>** for MA Laborers Pension Fund

Dear Ms. Ellis:

State Street Bank is the record holder for **13,250 shares of Northern Trust Corporation** ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to October 17, 2012, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

Exhibit C

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 31, 2012

VIA UPS

Mr. Barry McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
Burlington, Massachusetts 01803-5201

Dear Mr. McAnarney:

Rose A. Ellis received your letter (the "Letter") dated October 17, 2012 addressed to her as the Assistant General Counsel and Corporate Secretary of Northern Trust Corporation, a Delaware corporation (the "Company"). The Letter was accompanied by a proposal (the "Proposal") submitted by you on behalf of the Massachusetts Laborers' Pension Fund (the "Fund") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2013 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of your submission of the Proposal. According to the Company's records, the Fund is not a record holder of the Company's stock. Accordingly, Rule 14a-8(b)(2)(i) requires the Fund to submit to the Company a written statement from the record owner of the shares the Fund beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. While the Letter indicated that the Fund's custodian would provide the appropriate verification of the

 Northern Trust

Fund's beneficial ownership by separate letter, no such letter has been received. As a result, the Proposal does not meet the requirements of Rule 14a-8(b).

Additionally, I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(d) under the Exchange Act. In particular, Rule 14a-8(d) requires that the Proposal, including any accompanying supporting statement, may not exceed 500 words.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that within fourteen (14) calendar days of your receipt of this letter, you furnish to the Company (i) a written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above and (ii) a revised Proposal that does not exceed 500 words pursuant to Rule 14a-8(d). For your convenience, a copy of Rule 14a-8 is enclosed with this letter.

If within the required 14-calendar day period, you fail to comply with Rule 14a-8(b) or Rule 14a-8(d), we believe the Company may be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Sincerely,



Kimberly K. Bovier
Assistant Secretary and Vice President

Enclosure

CC: Jennifer O'Dell

Rule 14a-8

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous

year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

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